SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_________________________

SCHEDULE 13D/A*

under the Securities Exchange Act of 1934 **

_________________________

VITRO, S.A.B. de C.V.

(Name of Issuer)

_________________________

Common Shares, without par value

American Depositary Shares (evidenced by American Depositary Receipts), each of which represents 3 Ordinary Participation Certificates (Certificados de Participacion Ordinarios) ("CPOs"), which each represents one Common Share, without par value

(Title of Class of Securities)

_________________________

928502 30 1

(CUSIP Number)

_________________________

Claudio L. Del Valle

Vitro, S.A. de C.V.

Ave. Ricardo Margain No. 400

Col. Valle del Campestre, 66265

San Pedro Garza Garcia

Nuevo Leon, Mexico

(52) (81) 8863-1200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

_________________________

March 7, 2007

(Date of Event which Requires Filing of this Statement)

_________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. L

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s 240.13d-7(b) for other parties to whom copies are to be sent.

* This statement constitutes Amendment No. 2 of the Report on schedule 13D.

** The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

(Continued on following pages)

CUSIP No. 928502 30 1

1	Names of Reporting Persons Alejandra Sada Gonzalez IRS Identification Nos. of Above Persons (entities only) Not Applicable (natural person)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) L (b) y
3	SEC Use Only
4	Source of Funds (See Instructions) Not Applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) L
6	Citizenship or Place of Organization United Mexican States
	Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 19,146,821 common shares
		8	Shared Voting Power 0
		9	Sole Dispositive Power 19,146,821 common shares
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,146,821 common shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) y
13	Percent of Class Represented by Amount in Row (11) 5.6%
14	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer.

This report on Schedule 13D relates to common shares, without par value (the "Shares"), of Vitro, S.A.B. de C.V., a corporation incorporated under the laws of the United Mexican States ("Vitro"). The Shares are listed on the New York Stock Exchange in the form of American Depositary Shares ("ADSs"), each of which represents 3 Ordinary Participation Certificates (Certificados de Participacion Ordinarios) ("CPOs"). Each CPO represents one Share. The address of Vitro's principal executive offices is Avenida Ricardo Margain No. 400, Col. Valle del Campestre, 66265, San Pedro Garza Garcia, Nuevo Leon, Mexico.

Item 2. Identity and Background.

(a), (b), (c), (f) This Amendment No. 2 to Schedule 13D is being filed by Ms. Alejandra Sada Gonzalez, a citizen of the United Mexican States ("Ms. Sada"). Ms. Sada owns directly 19,146,821 Shares.

Ms. Sada has no present occupation. The business address of Ms. Sada is Avenida Ricardo Margain No. 400, Col. Valle del Campestre, San Pedro Garza Garcia, Nuevo Leon, 66265, Mexico.

(d), (e) During the last five years, Ms. Sada has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

In December, 2006, Ms. Sada received 500,000 Shares as a gift from her parents (Mr. Adrian Sada Trevino and Mrs. Maria Nelly Gonzalez de Sada).

Item 4. Purpose of Transaction.

The Shares that are the subject of this Amendment No. 2 to Schedule 13D, are the 500,000 Shares received as a gift from her parents on December, 2006.

Ms. Sada has not any current plans or proposals that relate to or would result in any of the actions set forth in items (b) to (j) of Item 4 of Schedule 13D.

Ms. Sada may acquire additional Shares (or ADSs), dispose of some or all of their Shares (or ADSs) or consider entering into corporate transactions involving Vitro. The future activities of Ms. Sada with respect to the Shares (or ADSs) will depend upon, among other things, capital availability and requirements and the market price of the Shares (or ADSs).

Item 5. Interest in Securities of the Issuer.

(a) Rows (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference. Ms. Sada directly beneficially owns 19,146,821 Shares, which represents 5.6% of the total outstanding Shares.

Ms. Sada's parents, Mr. Adrian Sada Trevino and Mrs. Maria Nelly Gonzalez de Sada, together with Ms. Sada's siblings, Mr. Adrian Sada Gonzalez, Mr. Federico Sada Gonzalez and Mrs. Maria Nelly Sada de Yarte, their spouses and children own an aggregate of 89,745,181 Shares, representing 26.3% of the total outstanding Shares. Mr. Adrian Sada Trevino is the Honorary Chairman of the Board of Directors of Vitro. Mr. Adrian Sada Gonzalez is currently the Chairman of the Board of Directors of Vitro. Mr. Federico Sada Gonzalez is currently the Chief Executive Officer of Vitro and a member of the Board of Directors of Vitro. Ms. Sada disclaims beneficial ownership of the Shares owned by Ms. Sada's parents and her siblings and their spouses and children.

(b) Rows (7) through (10) of the cover pages to this Amendment No. 2 to Schedule 13D, which are hereby incorporated by reference, set forth the amount of Shares as to which Ms. Sada has the sole power to vote or direct the vote or to dispose or to direct the disposition, and the number of Shares as to which Ms. Sada has the shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition.

(c) There were no transactions in the Shares that were effected during the past sixty days by Ms. Sada, except as described in this Amendment No. 2 to Schedule 13D.

(d) No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by Ms. Sada as a direct beneficial owner, except as described in this Amendment to Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in this Amendment No. 2 to Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Ms. Sada and any person with respect to any securities of Vitro, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. No securities are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to Be Filed as Exhibits.

Not applicable to this Amendment No. 2 to Schedule 13D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 7, 2007

by /s/ Alejandra Sada Gonzalez

Alejandra Sada Gonzalez